EXHIBIT 99.2
                                                                    ------------


                                                         [GRAPHIC OMITTED - LOGO
                                                  COMPTON PETROLEUM CORPORATION]


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE                                          NOVEMBER 21, 2002


             COMPTON PETROLEUM ANNOUNCES 2002 THIRD QUARTER RESULTS
             ------------------------------------------------------

CALGARY, ALBERTA - Compton Petroleum Corporation (TSX: CMT) is pleased to announce its financial and operating results for the three months ended September 30, 2002.

Compton's drilling program continued to produce excellent results during the third quarter. A total of 18 wells were drilled during the period with a success rate of 94%. During the nine months ended September 30, 2002, the Company drilled a total of 57 wells with an overall success rate of 89%. Compton continues to demonstrate its ability to grow through internal prospect generation and drilling. Over the last three years, Compton's drilling program has replaced 150% of its production, and 70% of the Company's reserve growth has resulted from its drilling success. In view of the challenges facing the North American oil and gas industry in growing natural gas reserves and production from internal drilling programs, Compton, with an extensive inventory of drilling opportunities, is well positioned to deliver long-term sustainable growth.

The Company exited the third quarter with approximately 3,200 boe per day of production awaiting tie-in. Compton's two-phase expansion of the Hooker gathering system will be completed during the fourth quarter and will facilitate production additions prior to year-end. Longer-term, the Company's recent acquisition of a 50% working interest in the 30 mmcf per day Callum gas plant will provide processing capacity for anticipated gas production from Aphrodite and a processing alternative for production from the south Hooker area.

Compton accelerated its capital expenditure program during the third quarter to take advantage of currently favorable low drilling and related exploration and development costs. Capital expenditures for the quarter totaled $38.3 million. At September 30, 2002, the Company's debt, net of working capital, was $244.8 million. Year-end debt is projected to remain the same, which will result in a debt-to-forward cash flow ratio of less than 1.7 to 1.0 (based on commodity price assumptions of US$24.00 per bbl WTI oil and US$3.75 per mcf Nymex gas).

Gas prices during the quarter were affected as a result of transportation issues, which resulted in abnormally high AECO to Nymex price differentials. Fourth quarter gas prices have strengthened considerably and the AECO/Nymex price differential has returned to more historically normal levels. Higher fourth quarter natural gas prices, and the expiry of the majority of the Company's aggregator marketing contracts, combined with substantial production growth expected during the fourth quarter will result in increased operating cash flow for the fourth quarter.

Compton's average daily production for the third quarter of 2002 increased to 24,782 boe per day. Natural gas and associated natural gas liquids accounted for 84% of the Company's quarterly production.

During the third quarter, Compton generated a 6% increase in petroleum and natural gas revenue over the same quarter in 2001. The unrealized foreign exchange loss on the translation of U.S. dollar denominated debt, which has no impact on operating cash flow, significantly reduced net earnings for the period. Financial results for the first nine months of 2002, in comparison to the same period last year, were impacted by lower average product prices during the period which more than offset increased production.

-------------------------------------------------------------------------------------------------------------------------
FINANCIAL SUMMARY                                    THREE MONTHS ENDED SEPT 30,          NINE MONTHS ENDED SEPT 30,
-----------------------------------------------   ----------------------------------   -----------------------------------
(all amounts in Canadian $000s except per share        2002        2001(1) % CHANGE          2002        2001(1) % CHANGE
amounts)
                                                  ----------  ----------  ----------   ----------  ----------  ----------
Oil and natural gas revenue                          50,889      47,927          6%       147,455     201,539       (27%)
-------------------------------------------------------------------------------------------------------------------------
Cash flow from operations                            19,760      23,356       (15%)        61,765     111,864       (45%)
-------------------------------------------------------------------------------------------------------------------------
   Per share  - basic                                  0.17        0.21       (19%)          0.54        1.03       (48%)
-------------------------------------------------------------------------------------------------------------------------
              - diluted                                0.17        0.21       (19%)          0.52        0.99       (47%)
-------------------------------------------------------------------------------------------------------------------------
EBITDA (2)                                           25,850      24,732          5%        74,691     119,921       (38%)
-------------------------------------------------------------------------------------------------------------------------
Unrealized foreign exchange loss                     11,153          --         N/A         2,688          --         N/A
-------------------------------------------------------------------------------------------------------------------------
Net earnings                                          1,447       7,411       (80%)        15,945      54,906       (71%)
-------------------------------------------------------------------------------------------------------------------------
   Per share  - basic                                  0.01        0.07       (86%)          0.14        0.50       (72%)
-------------------------------------------------------------------------------------------------------------------------
              - diluted                                0.01        0.07       (86%)          0.13        0.49       (73%)
-------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                 38,265      72,508       (47%)        80,882     152,018       (47%)
-------------------------------------------------------------------------------------------------------------------------
Weighted averages shares (000s)
-------------------------------------------------------------------------------------------------------------------------
              - basic                                                                     113,428     108,845
-------------------------------------------------------------------------------------------------------------------------
              - diluted                                                                   118,014     113,204
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
OPERATING SUMMARY
-------------------------------------------------------------------------------------------------------------------------
(6:1 boe conversion)
-------------------------------------------------------------------------------------------------------------------------
Average daily production:
-------------------------------------------------------------------------------------------------------------------------
   Natural gas (mmcf/d)                               110.2       104.1          6%         108.7        98.4         10%
-------------------------------------------------------------------------------------------------------------------------
   Liquids (light oil & ngls) (bbls/d)                6,417       6,103          5%         6,541       6,362          3%
-------------------------------------------------------------------------------------------------------------------------
   Barrels of oil equivalent (boe/d)                 24,782      23,445          6%        24,655      22,755          8%
-------------------------------------------------------------------------------------------------------------------------
Average sales price:
-------------------------------------------------------------------------------------------------------------------------
   Natural gas ($/mcf)                                 3.23        3.23          --          3.25        5.46       (40%)
-------------------------------------------------------------------------------------------------------------------------
   Liquids ($/bbl)                                    30.76       30.37          1%         28.53       31.68       (10%)
-------------------------------------------------------------------------------------------------------------------------
   Oil equivalent ($/boe)                             22.32       22.22          --         21.91       32.44       (32%)
-------------------------------------------------------------------------------------------------------------------------
Field operating netback ($/boe)                       12.51       12.47          --         12.20       20.27       (40%)
-------------------------------------------------------------------------------------------------------------------------
Cash flow netback ($/boe)                              8.67       10.83        (20%)         9.18       18.01       (49%)
-------------------------------------------------------------------------------------------------------------------------

(1) Restated for change in accounting policy (see consolidated financial statements note 2).

(2) EBITDA refers to earnings from operations before interest, taxes, depletion, depreciation and amortization and unrealized foreign exchange loss.

DRILLING SUMMARY
--------------------------------------------------------------------------------

During the third quarter of 2002, Compton completed a very successful drilling program. A total of 18 wells were drilled, resulting in 15 gas wells, 2 oil wells and an overall success rate of 94%. The majority of the drilling occurred in the Company's Southern Alberta core area, targeting the Basal Quartz and Belly River formations. In the first nine months of this year, Compton has drilled a total of 57 wells with an average well depth of approximately 1,820 meters (5,970 feet). Of the wells drilled, 61% were development and 39% were exploratory wells. Drilling results for the first nine months are summarized below:

--------------------------------------------------------------------------------
Area                                       Gas   Oil  D&A  Total   Net  Success
--------------------------------------------------------------------------------
Southern Alberta                            31    0    4    35     26.8   89%
Central Alberta                              2    2    1     5      5.0   80%
Northern Alberta                             9    7    1    17      9.0   94%
--------------------------------------------------------------------------------
Total                                       42    9    6    57     40.8   89%
================================================================================

OPERATIONS REVIEW
--------------------------------------------------------------------------------

SOUTHERN ALBERTA

Southern Alberta continues to be Compton's major area of focus. Approximately 60% of the Company's capital expenditures and 55% of its production comes from Southern Alberta. This region was primarily an exploration area prior to Compton commencing activities in 1996. Currently, Southern Alberta provides Compton with exploration, development and exploitation opportunities targeting a number of gas bearing horizons. In addition to the Company's deep Basal Quartz play at Hooker, Compton has developed and is pursuing Belly River, Glauconite, Viking and Mississippian plays. The Company's success in Southern Alberta has resulted in processing and gathering facilities currently operating at maximum capacity. Compton has over 700 sections of high working interest undeveloped land in the area on which it has developed an extensive prospect inventory.

At Hooker, Compton continues to explore and develop this Deep Basin gas play. During the third quarter, the Company drilled 7 successful Basal Quartz gas wells. In the first nine months of the year, the Company has drilled a total of 19 wells on trend, resulting in 17 successful gas wells. Compton's growing understanding of the reservoir together with improved completion techniques has enabled the Company to target enhanced reservoir quality within the play trend and maximize deliverability. To increase deliverability, the Company drilled five in-fill locations in the heart of the play and achieved excellent results with these wells outperforming offsetting well locations. With sufficient well bore history now established, the Company has commenced the evaluation of promising uphole prospects on this play. Fifteen kilometres to the south at Aphrodite, a deep exploratory well was drilled in the third quarter to continue the evaluation of the Hooker trend.

Compton's drilling success at Hooker has resulted in field gathering and compression infrastructure reaching capacity. The existing gathering system was limited to 40 mmcf per day during the third quarter. Additional compression was operational in early November, which increased the Hooker system capacity to 55 mmcf per day. The completion of pipeline expansion is targeted for mid-December and will further increase capacity of the Hooker system to 65 mmcf per day. Initial plans were to twin a line in the northern section of the Hooker system, however, to accommodate future plans a section of line to the south is being twinned. This change, in combination with regulatory and surface issues, has delayed completion from September to mid-December.

At Okotoks, an application has been made for the licensing of four extended reach horizontal wells in the Okotoks Wabamun `B" pool. This exploitation project, scheduled for late 2003 to coincide with facilities expansion, is designed to accelerate depletion of the pool, which is currently producing with minimal decline.

In the Centron/Gladys/Brant/Medallion areas of Southern Alberta, the Company is aggressively expanding its medium depth gas program based upon increasingly positive results. Compton drilled seven successful wells in the third quarter, targeting medium depth Belly River gas. At the end of September 2002, the Company had 15 wells awaiting tie-in and is planning an additional 15 wells for the fourth quarter. With its large land base and extensive operated infrastructure, the Company is well positioned to continue to expand this program.

At Tsuu T'ina, in the Foothills, the Company drilled a deep test that is currently being evaluated and drilling has commenced on a fourth exploratory well.

CENTRAL ALBERTA

Production in this area, including light oil at Bigoray and Halkirk, continues to provide strong cash flow. Activities in Central Alberta are primarily exploitation in nature. Compression was installed at Wilson Creek and operations were consolidated. At Halkirk, one successful oil well was drilled and three successful workovers were completed. Two additional workovers are planned for the fourth quarter.

PEACE RIVER ARCH

At Worsley, during the third quarter, three second quarter drill wells were brought on production at initial rates exceeding 100 boe per day per well. As a follow-up, Compton drilled a fourth successful well in the area and three additional wells are planned before year-end. The pilot waterflood program initiated in June is demonstrating early signs of success. In August, the Company experienced nine days of downtime at Worsley, resulting from scheduled plant turnaround and a flow disruption to a main oil line.

At Cecil, a water-flood application in the "O" pool was approved and injection is scheduled to commence in the fourth quarter. Two additional oil wells are planned at Cecil during the fourth quarter. Elsewhere on the Arch, the Company has planned three drill wells, including two exploratory tests during the fourth quarter.


MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements for the nine months ended September 30, 2002 and the audited consolidated financial statements and MD&A for the year ended December 31, 2001, available in printed form on request and posted on the Company's website. Per barrel of oil equivalent amounts have been calculated using a conversion rate of 6 thousand cubic feet of natural gas being equal to 1 barrel of oil (6 mcf = 1 boe). All amounts are reported in Canadian dollars, unless otherwise stated.

PRODUCTION

In the third quarter of 2002, Compton's natural gas production averaged 110.2 mmcf per day, an increase of 6% from the 104.1 mmcf per day in the same quarter last year. Liquids production, which includes both light oil and natural gas liquids, increased by 5% to 6,417 bbls per day from 6,103 bbls per day in the third quarter of 2001. Natural gas and associated natural gas liquids accounted for 84% of Compton's overall production. On a combined barrel of oil equivalent basis, average daily production in the third quarter was 24,782 boe per day, a 6% increase from the 23,445 boe per day produced in the corresponding period of 2001. Moderate production growth during the quarter was expected due to the infrastructure capacity constraints experienced in the Company's Southern Alberta operating area. These pipeline and gathering system restrictions will be alleviated during the fourth quarter of this year with significant production additions expected to occur in the fourth quarter and early 2003.

The Company's combined production for the first nine months of 2002 increased by 8% in comparison to the same period in 2001. During 2002, Compton's natural gas production averaged 108.7 mmcf per day with crude oil and natural gas liquids production averaging 6,541 bbls per day.

REVENUE AND PRICING

Commodity prices in the third quarter of 2002 were relatively flat in comparison to the product prices realized in the corresponding quarter of 2001. Pipeline transportation issues during the quarter resulted in abnormally high AECO to Nymex price differentials. Increased production levels, however, enabled the Company to generate $50.9 million in petroleum and natural gas revenue, a 6% increase from the $47.9 million realized during the same quarter last year. For the first nine months of 2002, significantly reduced natural gas and crude oil prices adversely impacted Compton's financial performance. The Company generated $147.5 million in production revenue, a 27% decrease from the $201.5 million realized in the same period last year.

The Company's average realized natural gas price in the third quarter was $3.23 per mcf, identical to the price realized in the same period of 2001. The third quarter 2002 price includes a $0.15 per mcf gain from the Company's commodity hedging program. Compton increased its natural gas revenue to $32.7 million from the $30.9 million realized in the same quarter of 2001, entirely attributable to an increase in natural gas production. For the first nine months of 2002, the Company realized an average gas price of $3.25 per mcf, a decrease of

40% from the $5.46 per mcf in the same period last year. Natural gas revenue for this nine month reporting period was $96.5 million, 34% lower than the $146.5 million generated in the comparable period of 2001.

Approximately 40% of the Company's natural gas production was marketed through aggregators during the third quarter of 2002, with the majority of these contracts expiring in September of 2002. The average aggregator price realized during the third quarter was approximately the same as the realized non-aggregator prices, and for the first nine months of 2002, the average aggregator price realized was approximately $0.53 per mcf less than the realized non-aggregator prices.

Compton's realized corporate average price for crude oil and natural gas liquids sales in the third quarter was $30.76 per bbl, a marginal increase from the $30.37 per bbl in the corresponding period of 2001. For the third quarter of 2002, Compton realized $18.2 million in liquids revenue, a 7% increase from the $17.1 million generated in the same quarter last year. For the first three quarters of this year, Compton's corporate average liquids price was $28.53 per bbl, 10% less than the $31.68 per bbl realized during the first nine months of 2001. This decrease in pricing more than offset the Company's increase in production. Compton realized $50.9 million in liquids revenue, a 7% drop from the $55.0 million generated in the comparative period last year.

HEDGING

As part of Compton's risk management program, the Company utilizes financial hedge instruments to manage its commodity price and foreign currency risk. The following hedge contracts are currently outstanding:

-----------------------------------------------------------------------------------------------------------------
  COMMODITY      TYPE                            TERM    DAILY VOLUME                           PRICE      INDEX
-----------   -------    ----------------------------   -------------   -----------------------------   ---------
Natural gas   Collars      November 2002 - March 2003       23.7 mmcf           $4.31/mcf - $7.15/mcf       AECO
-----------------------------------------------------------------------------------------------------------------
Natural gas   Collars       April 2003 - October 2003       14.2 mmcf           $4.73/mcf - $5.95/mcf       AECO
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
  Crude oil   Collars        May 2002 - December 2002      1,500 bbls     US$23.83/bbl - US$28.00/bbl        WTI
-----------------------------------------------------------------------------------------------------------------
  Crude oil     Fixed        May 2002 - December 2002        500 bbls                    US$24.40/bbl        WTI
-----------------------------------------------------------------------------------------------------------------
  Crude oil     Fixed    January 2003 - December 2003      1,000 bbls                    US$25.50/bbl        WTI
-----------------------------------------------------------------------------------------------------------------
  Crude oil    Collar    January 2003 - December 2003        500 bbls     US$23.50/bbl - US$27.00/bbl        WTI
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
    FOREIGN      TYPE                           TERM   DAILY NOTIONAL       EXCHANGE RATE             INDEX RATE
   CURRENCY                                                    AMOUNT
-----------  --------  -----------------------------  ---------------  ------------------  ----------------------
        US$     Fixed       May 2002 - December 2002        US$35,745     1.6002 C$ / US$    Bank of Canada Noon
-----------------------------------------------------------------------------------------------------------------
        US$     Fixed   January 2003 - December 2003        US$25,500     1.5867 C$ / US$    Bank of Canada Noon
-----------------------------------------------------------------------------------------------------------------
        US$     Fixed   January 2003 - December 2003        US$11,750     1.5760 C$ / US$    Bank of Canada Noon
-----------------------------------------------------------------------------------------------------------------

ROYALTIES

-----------------------------------------------------------------------------------------------------------
                                      THREE MONTHS ENDED SEPT 30,           NINE MONTHS ENDED SEPT 30,
                                 -------------------------------------  -----------------------------------
ROYALTY ANALYSIS                        2002        2001      % CHANGE        2002       2001     % CHANGE
------------------------------   -----------  ----------   -----------  ----------  ---------   -----------
Total ($000s)                         10,857      10,536            3%      31,999     46,608        (31%)
-----------------------------------------------------------------------------------------------------------
Percentage of Revenue                  21.3%       22.0%                     21.7%      23.1%
-----------------------------------------------------------------------------------------------------------

In the third quarter of 2002, primarily as a result of increased production, Compton's royalty costs, net of credits, increased marginally by 3% to $10.9 million. Royalties for the first nine months of this year amounted to $32.0 million, with an effective overall royalty rate of 21.7%, representing a decrease from an overall rate of 23.1% during the same period in 2001 as a result of weaker product prices. The Alberta Crown royalty structure imposes higher royalty rates at higher commodity prices and, conversely, lower royalty rates at lower commodity prices.


OPERATING COSTS
----------------------------------------------------------------------------------------------------------
                                     THREE MONTHS ENDED SEPT 30,           NINE MONTHS ENDED SEPT 30,
                                -------------------------------------  -----------------------------------
OPERATING COST ANALYSIS                2002        2001      % CHANGE        2002       2001     % CHANGE
------------------------------  -----------  ----------   -----------  ----------  ---------   -----------
Total ($000s)                        11,509      10,491           10%      33,364     28,999          15%
----------------------------------------------------------------------------------------------------------
Per boe                                5.05        4.86            4%        4.96       4.67           6%
----------------------------------------------------------------------------------------------------------

The Company's operating expenditures for the three month and nine month periods ending September 30, 2002 amounted to $11.5 million and $33.4 million, respectively. These aggregate costs were higher in comparsion to the same periods last year, attributable to increased production and additional field personnel required to operate the Company's expanding activities.

GENERAL & ADMINISTRATIVE (G&A) EXPENSES

Compton's general and administrative expenses amounted to $2.7 million for the third quarter of 2002, and $7.4 million for the first nine months of the year, before any adjustments resulting from the adoption of the recommendations of the Canadian Institute of Chartered Accountants (CICA) relating to stock based compensation. On a unit of production basis, G&A costs for the third quarter and the nine months ended September 30, 2002 were $1.17 per boe and $1.10 per boe, respectively. The Company's overhead costs on a unit of production basis continue to compare favourably with the oil and gas industry.

As reported in the notes to the unaudited consolidated financial statements for the nine months ended September 30, 2002, Compton's early adoption of the new recommendations of the CICA for Stock Based Compensation accounting resulted in a liability being recorded and included in accounts payable. The corresponding expense/recovery has been disclosed separately and excluded from general and administration expense for the third quarter and first nine months of 2002 to assist the comparability between periods.

INTEREST EXPENSES

Compton's interest and finance costs of $6.4 million in the third quarter of 2002 increased from the $3.6 million incurred in the same quarter last year. This increase is inclusive of $428 thousand of non-cash amortized deferred financing charges relating to the U.S. senior notes. The increase is attributable to higher debt servicing costs associated with the long-term U.S. notes issue. For the first nine months, the Company's interest and finance expense totaled $12.9 million, as compared to the $9.8 million incurred in the first three quarters of 2001. The nine month 2002 amount includes $679 thousand of non-cash amortized deferred financing charges.

DEPLETION, DEPRECIATION & AMORTIZATION (DD&A)

----------------------------------------------------------------------------------------------------------
                                     THREE MONTHS ENDED SEPT 30,           NINE MONTHS ENDED SEPT 30,
                                -------------------------------------  -----------------------------------
DD&A COST ANALYSIS                     2002        2001      % CHANGE        2002       2001     % CHANGE
------------------------------  -----------  ----------   -----------  ----------  ---------   -----------
Total ($000s)                        14,824      12,713           17%      41,251     36,502          13%
----------------------------------------------------------------------------------------------------------
Per boe                                6.50        5.89           10%        6.13       5.88           4%
----------------------------------------------------------------------------------------------------------

The Company's depletion, depreciation and amortization, which includes a provision for the future costs of abandonment and restoration, totaled $14.8 million in the third quarter and $41.3 million during the first nine months. Compton's depletion and depreciation expense for these reporting periods have increased from the comparative periods of 2001, due primarily to higher overall production and increased finding and development costs of prior years.

OPERATING CASH FLOW AND NET EARNINGS

----------------------------------------------------------------------------------------------------------
                                     THREE MONTHS ENDED SEPT 30,           NINE MONTHS ENDED SEPT 30,
                                -------------------------------------  -----------------------------------
CASH FLOW AND EARNINGS ANALYSIS        2002        2001      % CHANGE        2002       2001     % CHANGE
------------------------------- -----------  ----------   -----------  ----------  ---------   -----------
Cash flow from operations ($000s)    19,760      23,356         (15%)      61,765    111,864         (45%)
----------------------------------------------------------------------------------------------------------
Cash flow netback per boe              8.67       10.83         (20%)        9.18      18.01         (49%)
----------------------------------------------------------------------------------------------------------
Cash flow per share - basic            0.17        0.21         (19%)        0.54       1.03         (48%)
----------------------------------------------------------------------------------------------------------
Cash flow per share - diluted          0.17        0.21         (19%)        0.52       0.99         (47%)
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
Net earnings ($000s)                  1,447       7,411         (80%)      15,945     54,906         (71%)
----------------------------------------------------------------------------------------------------------
Net earnings per share - basic         0.01        0.07         (86%)        0.14       0.50         (72%)
----------------------------------------------------------------------------------------------------------
Net earnings per share - diluted       0.01        0.07         (86%)        0.13       0.49         (73%)
----------------------------------------------------------------------------------------------------------

Compton's cash flow from operations for three month and nine month periods ending September 30, 2002 amounted to $19.8 million ($0.17 per share) and $61.8 million ($0.54 per share), respectively. Increased production was more than offset by the lower commodity prices realized during the first three quarters of 2002.

Net earnings were significantly affected by the $11.2 million unrealized foreign exchange loss posted in the third quarter relating to the translation of Compton's U.S. dollar denominated long-term notes. Effective January 1, 2002, the Company adopted the CICA amended accounting standard with respect to accounting for foreign currency translation. As a result of adopting this amended standard, gains or losses on the translation of long-term debt denominated in U.S. dollars are no longer deferred and amortized over the term of the debt, but are recognized in earnings. The $11.2 million unrealized foreign exchange loss in the third quarter did not affect cash flow and resulted from the U.S. dollar appreciating relative to the Canadian dollar during the third quarter. In the second quarter of 2002, the Company recognized an unrealized foreign exchange gain of $8.5 million, resulting in a net $2.7 million foreign exchange pre-tax loss for nine months ended September 30, 2002.

CAPITAL EXPENDITURES

In the first nine months, the Company incurred $80.9 million in capital expenditures, as compared to $152.0 million for the corresponding period last year. During the third quarter, in anticipation of stronger natural gas prices and to take advantage of favorable low drilling and related service costs, Compton expanded its capital program. The Company expects to spend approximately $115 million in capital expenditures in 2002 and maintain a capital activity allocation of 65% development and 35% exploratory. Compton's capital expenditures for the nine month comparative periods are summarized as follows:

--------------------------------------------------------------------------------
(FIRST NINE MONTHS)                              2002                2001
                                           ------------------- -----------------
CAPITAL EXPENDITURES BY CATEGORY               ($000s)      %      ($000s)     %
                                           ------------ ------ ------------ ----

Land and seismic                               $11,755     15      $35,543    23
Drilling and completions                        46,061     57       51,819    34
Production facilities                           16,551     20       20,006    13
Property acquisitions (dispositions), net        6,515      8        2,610     2
                                           ------------ ------ ------------ ----
Exploration and development subtotal           $80,882    100     $109,978    72
Corporate acquisitions                              --     --       42,040    28
                                           ------------ ------ ------------ ----
Total capital expenditures                     $80,882    100     $152,018   100
                                           ============ ====== ============ ====

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2002, the Company had $244.8 million of outstanding debt, net of working capital, and a debt to book capitalization of 53%. Approximately 95% of the Company's outstanding indebtedness is comprised of U.S. dollar denominated notes with a fixed 7 year term. At the end of the third quarter, Compton had $153 million of available unused credit facilities through its syndicate of Canadian chartered banks. Compton's current capital structure provides flexibility with which to strategically pursue opportunities, as they may arise.

FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. These statements are subject to certain risks and uncertainties and may be based on assumptions that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

CONFERENCE CALL
--------------------------------------------------------------------------------

Compton will be conducting a conference call and audio webcast on Friday, November 22, 2002 at 9:30 a.m. Mountain Daylight Time (11:30 a.m. EDT) to discuss the Company's 2002 third quarter financial and operating results. To participate in the conference call, please contact the Conference Operator at 9:20 a.m. (MDT), ten minutes prior to the call.

Conference Operator Dial-in Number:

           Toll-Free 1-888-881-4892       Local Toronto (416) 640-4127

Audio webcast: http://www.newswire.ca/webcast/pages/ComptonPetroleum20021122

The audio replay will be available two hours after the conclusion of the conference call and will be accessible until Friday, November 29, 2002. Callers may dial toll-Free 1-877-289-8525 and enter Access Code 222451#.

================================================================================
COMPTON PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(thousands of dollars)
--------------------------------------------------------------------------------
                              SEPTEMBER 30,     DECEMBER 31,
                                      2002             2001
                              -------------      -----------
                                (unaudited)
ASSETS

Current

  Cash                            $ 10,972         $  5,052
  Accounts receivable               79,694           82,001
                                  --------         --------
                                    90,666           87,053
Deferred financing charges          13,874               --
Property and equipment             647,233          606,920
                                  --------         --------
                                  $751,773         $693,973
                                  ========         ========

LIABILITIES

Current

  Current bank debt (Note 3)      $ 15,000         $230,000
  Accounts payable and accruals     58,403           64,903
                                  --------         --------
                                    73,403          294,903
Senior term notes (Note 4)         261,740               --
Capital lease obligations              366              449
Future income taxes                180,553          179,192
Future site restoration              1,965            1,569
                                  --------         --------
                                   518,027          476,113
                                  --------         --------

SHAREHOLDERS' EQUITY

Capital stock (Note 5)             118,135          116,572
Retained earnings                  115,611          101,288
                                  --------         --------
                                   233,746          217,860
                                  --------         --------
                                  $751,773         $693,973
                                  ========         ========


        See accompanying notes to the consolidated financial statements.

================================================================================
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
AND RETAINED EARNINGS
(thousands of dollars, except per share amounts)
(unaudited)
--------------------------------------------------------------------------------

                                             THREE MONTHS ENDED         NINE MONTHS ENDED
                                                SEPTEMBER 30,              SEPTEMBER 30,
                                         ----------------------    ----------------------
                                              2002         2001         2002         2001
                                         ---------    ---------    ---------    ---------
REVENUE
  Oil and gas revenues                   $  50,889    $  47,927    $ 147,455    $ 201,539
  Royalties, net                           (10,857)     (10,536)     (31,999)     (46,608)
                                         ---------    ---------    ---------    ---------
                                            40,032       37,391      115,456      154,931
                                         =========    =========    =========    =========
EXPENSES
  Operating                                 11,509       10,491       33,364       28,999
  General and administrative                 2,673        2,168        7,401        6,011
  Interest and finance costs                 6,397        3,559       12,957        9,843
  Depletion and depreciation                14,824       12,713       41,251       36,502
                                         ---------    ---------    ---------    ---------
                                            35,403       28,931       94,973       81,355
  Unrealized foreign exchange
    loss (Note 2(a))                        11,153           --        2,688           --
  Stock based compensation (Note 5(e))         (90)      (2,544)        (502)      (2,695)
                                         ---------    ---------    ---------    ---------
                                            46,466       26,387       97,159       78,660
                                         ---------    ---------    ---------    ---------
EARNINGS (LOSS) BEFORE TAXES                (6,434)      11,004       18,297       76,271
                                         =========    =========    =========    =========

TAXES
  Future income taxes (recovery)            (8,092)       3,232        1,202       20,456
  Capital taxes                                211          361        1,150          909
                                         ---------    ---------    ---------    ---------
                                            (7,881)       3,593        2,352       21,365
                                         ---------    ---------    ---------    ---------
NET EARNINGS                                 1,447        7,411       15,945       54,906

RETAINED EARNINGS,
  beginning of period                      114,877       96,829      101,288       63,325
                                         ---------    ---------    ---------    ---------
                                           116,324      104,240      117,233      118,231
  Change in accounting
     policy (Note 2(b))                         --           --           --       (3,585)
  Premium on redemption
    of common shares                          (713)      (3,293)      (1,622)     (13,699)
                                         ---------    ---------    ---------    ---------
RETAINED EARNINGS,
  end of period                          $ 115,611    $ 100,947    $ 115,611    $ 100,947
                                         =========    =========    =========    =========
EARNINGS PER SHARE
  Basic                                  $    0.01    $    0.07    $    0.14    $    0.50
                                         =========    =========    =========    =========
  Diluted (Note 6)                       $    0.01    $    0.07    $    0.13    $    0.49
                                         =========    =========    =========    =========


        See accompanying notes to the consolidated financial statements.

================================================================================
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(thousands of dollars, except per share amounts)
(unaudited)
--------------------------------------------------------------------------------

                                            THREE MONTHS ENDED         NINE MONTHS ENDED
                                               SEPTEMBER 30,              SEPTEMBER 30,
                                        ----------------------    ----------------------
                                             2002         2001         2002         2001
                                        ---------    ---------    ---------    ---------
CASH DERIVED FROM (APPLIED TO)

OPERATING ACTIVITIES
  Net earnings                          $   1,447    $   7,411    $  15,945    $  54,906
  Add changes not affecting cash
     Depletion and depreciation            14,824       12,713       41,251       36,502
     Future income taxes                   (8,092)       3,232        1,202       20,456
     Amortization of deferred charges         428           --          679           --
     Unrealized foreign exchange
       loss                                11,153           --        2,688           --
                                        ---------    ---------    ---------    ---------
  Cash flow from operations                19,760       23,356       61,765      111,864
  Change in non-cash operating
    working capital                        (7,196)      (1,543)       1,901        2,398
                                        ---------    ---------    ---------    ---------
                                           12,564       21,813       63,666      114,262
                                        ---------    ---------    ---------    ---------
FINANCING ACTIVITIES
  Increase (decrease) in bank loan         15,000       38,051     (215,000)      36,675
  Capital lease obligations                   (29)          --          (84)          --
  Issue of senior subordinated notes           --           --      259,050           --
  Deferred financing charges                   --           --      (14,435)          --
  Proceeds from share issues, net             118       15,680          932       17,144
  Redemption of common shares                (991)      (4,295)      (2,225)     (17,253)
                                        ---------    ---------    ---------    ---------
                                           14,098       49,436       28,238       36,566
                                        ---------    ---------    ---------    ---------
Cash for investing activities              26,662       71,249       91,904      150,828
                                        ---------    ---------    ---------    ---------
INVESTING ACTIVITIES
  Property and equipment additions        (38,265)     (38,709)     (79,657)    (116,233)
  Corporate acquisitions                       --      (29,669)          --      (29,669)
  Site restoration                           (136)          13         (235)         (56)
  Change in non-cash working capital       22,071          541       (6,092)        (103)
                                        ---------    ---------    ---------    ---------
                                          (16,330)     (67,824)     (85,984)    (146,061)
                                        ---------    ---------    ---------    ---------
CHANGE IN CASH                             10,332        3,425        5,920        4,767

CASH, beginning of period                     640        1,342        5,052           --
                                        ---------    ---------    ---------    ---------
CASH, end of period                     $  10,972    $   4,767    $  10,972    $   4,767
                                        =========    =========    =========    =========

CASH FLOW FROM OPERATIONS, PER SHARE
  Basic                                 $    0.17    $    0.21    $    0.54    $    1.03
                                        =========    =========    =========    =========
  Diluted (Note 6)                      $    0.17    $    0.21    $    0.52    $    0.99
                                        =========    =========    =========    =========


        See accompanying notes to the consolidated financial statements.

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2002
--------------------------------------------------------------------------------

1.       BASIS OF PRESENTATION

The consolidated financial statements of Compton Petroleum Corporation (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosure normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2001. The consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2001, except as described in the following:

a)       DEFERRED FINANCING CHARGES

         Financing costs related to the issuance of the senior term notes and syndicated senior credit facility have been deferred and are amortized over the term of the respective financing vehicles on a straight-line basis.

b)       FOREIGN CURRENCY TRANSLATION

         Long-term debt payable in U.S. dollars is translated into Canadian dollars at the period-end exchange rate, with any resulting adjustment recorded in the Consolidated Statements of Operations and Retained Earnings.


2.       CHANGES IN ACCOUNTING POLICIES

a) Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants (CICA) amended accounting standard with respect to accounting for foreign currency translation. As a result of adopting this amended standard, gains or losses on the translation of long-term debt denominated in U.S. dollars are no longer deferred and amortized over the term of the debt, but are recognized in earnings. The adoption of this amended standard resulted in an unrealized foreign exchange loss of $11.2 million in the third quarter of 2002 and an unrealized foreign exchange loss of $2.7 million in the first nine months of 2002. This amended standard affects the Company's accounting for its U.S. denominated senior term notes due May 15, 2009 (refer to Note 4).

b) During the fourth quarter of 2001, the Company early adopted the new recommendations of the CICA with respect to accounting for stock based compensation. The Company has adopted this accounting policy retroactively, without restating the financial statements of prior periods. Effective January 1, 2001, the Company recorded a reduction in retained earnings of $3.6 million, an increase in accounts payable of $6.2 million and a decrease in future income tax liability of $2.6 million.

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) September 30, 2002
--------------------------------------------------------------------------------

2.       CHANGES IN ACCOUNTING POLICIES (continued)

         Due to the adoption of these recommendations, the consolidated financial statements for the three months ended September 30, 2001 and the nine months ended September 30, 2001, have been restated from those originally reported by the Company. As a result, for the three months ended September 30, 2001 the Company recorded an increase to net earnings of $1.5 million and increased the Company's basic and diluted earnings per share by $0.02 and $0.02, respectively. For the nine months ended September 30, 2001, the Company recorded an increase to net earnings of $1.5 million and increased the Company's basic and diluted earnings per share by $0.01 and $0.02 per share, respectively.


3.       CREDIT FACILITIES
                                             SEPTEMBER 30,          DECEMBER 31,
                                                     2002                  2001
                                             ------------          ------------
                                                 ($000's)              ($000's)

Bank credit facilities                       $     15,000          $    230,000
                                             ============          ============

As at September 30, 2002, the Company had authorized syndicated senior credit facilities, with Canadian financial institutions, in the amount of $168 million (2001: $240 million). The senior credit facilities consist of a $158 million (2001: $230 million) extendible revolving credit facility and a $10 million (2001: $10 million) working capital facility. As a result of the Company's US$165 million senior notes issuance, the Company's senior credit facilities were adjusted to $168 million. Advances under the facilities can be drawn in either Canadian or U.S. funds. The facilities bear interest at the lenders' prime lending rate or at the Bankers' Acceptance rate or LIBOR plus a margin based on the ratio of total consolidated debt to cash flow, currently set at 0.625%, 1.625% and 1.625%, respectively. These facilities mature on July 9, 2003.

Effective July 1, 2002, the Company has adopted the recommendations of the CICA's Emerging Issues Committee Abstract 122 concerning the presentation of revolving demand loans. As such, the Company has classified borrowing under its bank credit facilities as a current liability. The bank loan at December 31, 2001 has been restated to conform with current presentation.


4.     SENIOR TERM NOTES
                                             SEPTEMBER 30,        December 31,
                                                      2002                2001
                                              ------------        ------------
                                                  ($000's)            ($000's)

Senior term notes (US$165,000,000)
  Proceeds on issuance                        $    259,052        $         --
  Increase due to unrealized foreign
      exchange loss                                  2,688                  --
                                              ------------        ------------
                                              $    261,740        $         --
                                              ============        ============

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2002
--------------------------------------------------------------------------------

4.       SENIOR TERM NOTES (continued)

On May 8, 2002, the Company completed an offering of US$165 million senior notes bearing interest at 9.9% with principal repayable on May 15, 2009. Interest is payable on May 15 and November 15 of each year, beginning on November 15, 2002. The Company used the net proceeds to repay its entire existing bank indebtedness and for general corporate purposes. These senior notes are unsecured and are subordinate to the Company's bank credit facilities.

Concurrent with the closing of the senior notes offering, the Company entered into interest rate swap arrangements with its banking syndicate whereby interest paid by the Company on the US $165 million principal amount will be based upon the 90 day Bankers' Acceptance rate plus 4.85 percent. This arrangement resulted in an effective interest rate of 7.62 percent during the third quarter of 2002.


5.       CAPITAL STOCK

a)       AUTHORIZED

         Unlimited number of common shares
         Unlimited number of preferred shares, issuable in series

b)       ISSUED AND OUTSTANDING

                                         SEPTEMBER 30, 2002              DECEMBER 31, 2001
                                   ---------------------------     ---------------------------
                                       NUMBER                          NUMBER
                                     OF SHARES          AMOUNT       OF SHARES          AMOUNT
                                                        (000's)                         (000's)
                                   -----------    ------------     -----------    ------------
COMMON SHARES
   Balance, beginning of period    113,105,450    $    116,572     108,783,649    $     94,472
      Issued for cash, net                  --              --       7,345,604          22,964
      Issued for property              350,000           1,225         241,997           1,285
      Issued for cash on
        exercise of warrants                --              --         625,616           1,095
      Issued for cash on
        exercise of options            397,369             940         314,584             443
      Repurchased for cash            (581,000)           (602)     (4,206,000)         (3,687)
                                   -----------    ------------     -----------    ------------
   Balance, end of period          113,271,819    $    118,135     113,105,450    $    116,572
                                   ===========    ============     ===========    ============


c)       OUTSTANDING OPTIONS

         The Company has implemented a Stock Option Plan, for directors, officers and employees. At September 30, 2002, 10,213,535 (2001:
         9,829,334) options with exercise prices between $0.60 and $4.60 were outstanding and exercisable at various dates to September 25, 2012. The exercise price of each option equals the market price of the Company's common shares on the date of the grant. The weighted average exercise price of options outstanding is $2.18 per share.

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2002
--------------------------------------------------------------------------------

5.       CAPITAL STOCK (continued)

         The following table summarizes the information about the share options:

                                        SEPTEMBER 30, 2002              DECEMBER 31, 2001
                                    -------------------------      -------------------------
                                                     WEIGHTED                       WEIGHTED
                                                      AVERAGE                        AVERAGE
                                      NUMBER         EXERCISE         NUMBER        EXERCISE
                                    OF OPTIONS          PRICE      OF OPTIONS          PRICE
                                    ----------      ---------      ----------      ---------
FIXED OPTIONS
  Outstanding, beginning             9,829,334      $    2.03       6,352,335      $    1.08
  Granted                            1,274,070      $    4.06       3,866,250      $    3.57
  Exercised                           (397,369)     $    2.40        (314,584)     $    1.41
  Cancelled                           (492,500)     $    3.84         (74,667)     $    3.63
                                    ----------      ---------       ---------      ---------
  Outstanding, ending               10,213,535      $    2.18       9,829,334      $    2.03
                                    ==========      =========       =========      =========

  Options exercisable, ending        7,643,223      $    1.62       7,009,889      $    1.42
                                     =========      =========       =========      =========


d)       NORMAL COURSE ISSUER BID

         The Company's Normal Course Issuer Bid program commenced on February 29, 2000 and was renewed on March 8, 2002. The program will expire on March 7, 2003, unless terminated earlier by the Company. During the first nine months of 2002, 581,000 (2001: 4,206,000) common shares were purchased at an average price of $3.83 per share. All common shares purchased under the program are subsequently cancelled by the Company.

e)       STOCK-BASED COMPENSATION

         CICA Handbook section 3870 "Stock-based Compensation", establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Company has elected to follow the intrinsic value method of accounting for stock-based compensation arrangements. Since all options were granted with an exercise price equal to the market price at the date of the grant, no compensation cost has been charged to income at the time of the option grants. Had compensation cost for the Company's stock options been determined based on the fair market value at the grant dates of the awards consistent with methodology prescribed by Handbook section 3870, the Company's net income and net income per share for the nine month period ended September 30, 2002 and the year ended December 31, 2001 would have been the pro forma amounts indicated below:

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2002
--------------------------------------------------------------------------------

5.       CAPITAL STOCK (continued)

                                                           2002             2001
                                                    -----------      -----------
       Net earnings:
          As reported                               $    15,945      $    55,636
          Pro forma                                 $    14,362      $    53,446

       Net earnings per common share - basic:
          As reported                               $      0.14      $      0.51
          Pro forma                                 $      0.13      $      0.49

       Net earnings per common share - diluted:
          As reported                               $      0.13      $      0.48
          Pro forma                                 $      0.12      $      0.47

         The weighted average fair market value of options granted in the nine months ended September 30, 2002 and in the year ended December 31, 2001 are $3.09 and $2.52 per option, respectively. The fair value of each option granted was estimated on the date of grant using the Modified Black-Scholes option-pricing model with the following assumptions:

                                                                2002        2001
                                                              ------      ------
       Risk-free interest rate                                  5.5%        5.4%
       Estimated hold period prior to exercise (years)            10          10
       Volatility in the price of the Company's shares        63.29%      53.75%

         Handbook section 3870, also requires recognition of the compensation cost with respect to changes in intrinsic value for the variable component of fixed options granted during the period. During the nine month period ended September 30, 2002, the Company recorded a compensation cost recovery of $502 thousand related to the outstanding variable component of these options at September 30, 2002. The liability related to the variable component of these options amounts to $3.3 million, which is included in accounts payable as at September 30, 2002.


6.       PER SHARE AMOUNTS

The weighted average number of common shares outstanding during the period, calculated under the treasury stock method, used in computing per share basic earnings and cash flow from operations was 113,427,914 (2001: 108,845,204). In computing diluted earnings and cash flow from operations per share, 4,585,792 shares were added to the weighted average number of common shares outstanding during the period ended September 30, 2002 (2001: 4,358,690 shares) for the dilutive effect of employee stock options and warrants. No adjustments were required to reported earnings or cash flow from operations in computing diluted per share amounts.

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2002
--------------------------------------------------------------------------------

7.       SUPPLEMENTAL CASH FLOW INFORMATION

Amounts actually paid during the period relating to interest expense and capital taxes are as follows:

                             THREE MONTHS ENDED             NINE MONTHS ENDED
                               SEPTEMBER 30,                   SEPTEMBER 30,
                         -----------------------      --------------------------
($000's)                      2002          2001          2002              2001
                         ---------    ----------      ---------      ----------
Interest paid            $   1,085    $    3,368      $   3,954      $   10,421
Capital taxes paid       $      --    $      361      $   1,133      $      361


8.       COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period's presentation.

--------------------------------------------------------------------------------

Compton Petroleum Corporation is a Calgary, Alberta based, independent public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. The Company's common shares are listed and traded on The Toronto Stock Exchange under the symbol "CMT" and is included in both the S&P / TSX Composite Index and the TSX Mid-Cap Index.

For further information: Compton Petroleum Corporation, Ernie G. Sapieha, President & C.E.O. or Norm G. Knecht, V.P. Finance & C.F.O., Telephone: (403) 237-9400, Fax (403) 237-9410. Website : WWW.COMPTONPETROLEUM.COM Email: investorinfo@comptonpetroleum.com